Exhibit 5.1

Bogotá D.C., May 6, 2013

GPZ-0892-13

Bancolombia S.A.,

Carrera 48 #26-85,

Avenida Los Industriales

Medellín, Colombia

Ladies and Gentlemen:

We have acted as Colombian counsel for Bancolombia S.A., a Colombian financial institution organized and existing as a sociedad anónima under the laws of the Republic of Colombia (the “Bank”), in connection with the Registration Statement on Form F-4 (the “Registration Statement”) filed by the Bank with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Act”), as amended, relating to the exchange offer by the Bank of up to US$227,458,000 principal amount of 5.125% Subordinated Notes due 2022 (the “New Notes”) which will be issued pursuant to an indenture dated September 11, 2012 (the “Indenture”) between the Bank and The Bank of New York Mellon, as trustee (the “Trustee”) for any and all US$227,458,000 principal amount of 5.125% Subordinated Notes due 2022 that were issued on September 25, 2012 and October 10, 2012 in a private exchange offer under the indenture, dated September 25, 2012, between the Bank and the Trustee (the “Old Notes”).

We have examined the Registration Statement and the Indenture, which have been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such corporate records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Bank.

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Indentures are the valid and legally binding obligation of the Trustee.

Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Registration Statement or the Indentures.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. The Bank has full power and authority to perform its obligations under the offering of the New Notes, and has taken all necessary corporate action to authorize the issuance, execution and delivery of the New Notes.

2. When the New Notes have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Indenture upon the exchange, the New Notes constitute legally binding and valid obligations of the Bank, entitled to the benefits of the Indenture and enforceable against the Bank in accordance with their terms.

The above opinion is subject to the following qualifications:

(i) Under the laws of Colombia, the choice of the law of the State of New York as governing law would be recognized subject to the proof of the provisions of the applicable law of the State of New York in the manner provided for in such proceedings in Colombia. In any proceeding in Colombia to enforce a document subject to the law of the State of New York, the court would interpret the provisions of such document by reference to law of the State of New York provided that the provisions of law of the State of New York do not violate the public order Laws of Colombia.

(ii) The courts of Colombia would give effect to and enforce a final judgment rendered by any court of the State of New York or any court outside of Colombia through a procedural system provided for under Colombian law known as “exequatur”, subject to the provisions of Articles 693 to 695 of the Colombian Code of Civil Procedure. Under the provisions in force on the date hereof, a foreign judicial decision will be recognized by Colombian courts, without reconsideration of the merits, if the following conditions are fulfilled: (a) a treaty providing for reciprocal recognition of foreign judgments exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia; (b) the foreign judgment does not relate to in rem rights over assets which were located in Colombia at the time the suit was filed; (c) the foreign judgment does not contravene or conflict with public policy provisions in force in Colombia, other than those governing judicial procedure; (d) the foreign judgment is final in accordance with the laws of the country where it was rendered; (e) the foreign judgment does not refer to a subject-matter which is reserved to the exclusive jurisdiction of Colombian courts; (f) the foreign judgment does not refer to a cause of action in respect of which a local final judgment has been rendered or court proceedings are pending (before a Colombian court); (g) the foreign judgment results from proceedings in which the respondent was served in accordance with the law of the relevant jurisdiction and in a manner giving a reasonable opportunity of defense; and (h) the Supreme Court of Justice is provided with a final and duly certified copy of the judgment and a translation thereof to Spanish. Proceedings for execution of a money judgment by attachment or execution against any assets or property located in Colombia would be within the exclusive jurisdiction of Colombian courts. Bankruptcy proceedings, composition, liquidation, creditor’s arrangements proceedings, annulment of corporate resolutions, repossession, and proceedings in connection with “in rem” actions over assets located in Colombia would also be within the exclusive jurisdiction of Colombian courts.

(iii) The United States and Colombia do not have any bilateral treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters, but the Supreme Court of Colombia has accepted that reciprocity exists when it has been proven either that a United States court has enforced a Colombian judgment or that a United States court would enforce a foreign judgment including a judgment issued by a Colombian court. However, Colombia’s legal system is not based on precedents and exequatur decisions are made on a case-by-case basis.

(iv) The enforcement of the Indenture, and the New Notes may be limited: (a) by applicable laws relating to the enforcement of creditors’ rights generally, and any proceeding for enforcement in Colombia would be subject to the applicable limitation on actions by statute of limitations, limiting the period for commencement for actions in Colombia; (b) articles 823 of the Colombian Code of Commerce and 260 of the Colombian Code of Civil Procedure pursuant to which any proceeding in Colombia requires that a translation into Spanish be the basis for enforcement, in any event of a disagreement over the meaning of the translation, the official Spanish translation will govern rather than the original English text for purposes of such proceeding; (c) applicable laws pursuant to which indemnification provisions are not enforceable if there has been gross negligence or willful misconduct from the indemnified party; and (d) in any proceeding filed, commenced or brought to a court in Colombia, service of notice to the parties will be made in accordance with the provisions of the Colombian Code of Civil Procedure and contractual provisions regarding service of process will not be enforceable.

(v) Furthermore, we express no opinion as to whether a court in any proceeding in Colombia would give effect to certain provisions that may be limited by: (i) applicable procedural rules that do not allow waivers of immunity and service of process by private companies within Colombia and pursuant to which any immunity from proceedings (jurisdiction, execution or attachment) which might in the future be available under Colombian law may not be validly waived in advance; and (ii) the unavailability under Colombian law of equitable remedies or injunctive relief, except for fundamental constitutional rights.

We are licensed to practice law in Colombia and we do not hold ourselves out as being conversant with, and express no opinion as to, the laws of any jurisdiction other than those of Colombia. In particular, to the extent that New York or United States Federal law is relevant to this opinion, we have relied, without any independent investigation, on the opinion of Sullivan & Cromwell LLP, special U.S. legal counsel to the Bank, delivered to you, and our opinion is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in such opinion of Sullivan & Cromwell LLP. This opinion is limited to matters of Colombian law.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the heading “Validity of the New Notes” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ GÓMEZ-PINZÓN ZULETA ABOGADOS S.A.